THE SECURITIES, CONSISTING OF RIGHTS UNDER THIS AGREEMENT, ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

CROWDFUNDING FINANCING AGREEMENT
"FROM THE PLAYBOOK OF JOHNNY"

This Agreement (the "**Agreement**") constitutes the understanding and agreement between From the Playbook of Johnny LLC, a Texas Limited Liability Company ("**Company**"), and the investor executing this Agreement on the signature page hereto ("**Financier**"), in connection with certain investment financing undertaken by Company regarding the full-length motion picture project tentatively entitled "From the Playbook of Johnny" (the "**Picture**") being directed and produced by Company.

WHEREAS Company owns the exclusive rights in the Picture's screenplay.

WHEREAS the production budget of the Picture ("**Production Budget**") is expected to be Four Million Dollars ($4,000,000).

WHEREAS Company is raising financing for the Production Budget to fully develop and package the Picture.

WHEREAS, Company has filed an Offering Statement on Form C (the "**Offering Statement**") with the U.S. Securities and Exchange Commission relating to the offer and sale (the "**Offering**") of rights under this Agreement (the "**Securities**") to both accredited investors (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "**Securities Act**")) and non-accredited investors.

WHEREAS, the Company has engaged Wefunder crowdfunding portal (the "Portal"), which is registered with the Securities and Exchange Commission (the "SEC") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, as the intermediary for the Offering;

WHEREAS, the Company will pay the Portal a commission equal 7.9% of gross monies raised in the Offering, which is being conducted through the Portal's website at www.wefunder.com; and

WHEREAS, the Securities are being offered through the Portal for a target offering amount of Fifty Thousand Dollars ($50,000) (the "**Target Amount**") and a maximum offering amount of One Million Two Hundred and Thirty Five Thousand Dollars ($1,235,000) (the "**Maximum Amount**").

NOW, THEREFORE, in consideration of the mutual covenants set forth in this Agreement, Financier and Company agree to the following terms and conditions:

1. FINANCING AND CLOSING:
    a. Financier hereby agrees to make an investment in the Picture in the amount set forth on the signature page to this Agreement ("**Financing Amount**") and Financier shall provide the Financing Amount to the Company through the Portal and as described in the Offering Statement.
    b. Company shall use its best professional efforts to produce and complete the Picture without exceeding the Production Budget.
    c. Subject to Section 1(d), the closing of the sale and purchase of the Securities in exchange for the Financing Amount (the "**Closing**") shall take place through the Portal within five Business Days after the Offering campaign deadline specified in the Offering Statement (the "**Offering Deadline**").
    d. The Closing is conditioned upon satisfaction of all the following conditions:
        i. Prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Amount; and
        ii. At the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting subscriptions for Securities having an aggregate investment amount of at least the Target Amount.
    e. The Financier understands that the Company may terminate the Offering at any time. The Financier further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

2. THE PICTURE.
    a. As between Financier and Company, Company will be responsible for the development, production, distribution, marketing, advertising, sales and exploitation of the Picture. The parties acknowledge, agree and understand that circumstances or events outside the control of the Company may impact the production schedule and any such impact may be deemed an event of Force Majeure in Company's sole discretion.
    b. It is agreed that the manager of the Company listed in the Offering Statement will serve as the directors and lead producers of the Picture.

3. RIGHTS:
    a. As between Financier and Company, Financier understands and agrees that the Company shall own all right, title and interest in the Picture, including without limitation the copyright and all derivative rights thereof and all rights thereto. Financier shall not have

any equity interest in Company by virtue of this Agreement nor shall Financier have any ownership interest in the Picture as a result of this Agreement.

b. All decisions about, regarding or otherwise pertaining to the creative and business aspects of Company and the Picture shall be made by the Company. Financier shall not have say over any aspects regarding the Company, including the commitments and contracts relative to any of the foregoing.

c. Financier acknowledges that Company has the right, but not the obligation, exercisable in its sole discretion, to appoint one or more sales agents and/or distributors to assist Company in selling, licensing and/or otherwise exploiting the Picture.

4. PRODUCTION AND BUSINESS MATTERS. All of Company's development and production services shall be performed in accordance with standard industry rules, regulations and requirements.

5. RECOUPMENT. Provided that Company has completed the Offering, and Financier is not in breach of this Agreement, Company agrees to repay to Financier the Financing Amount, together with a twenty percent (20%) premium (25% premium for Wefunder VIPs and the first $250K of investments) thereon ("**Financier Recoupment**"), solely from Gross Receipts (if any) in accordance with this Paragraph 5. "**Gross Receipts**" as used herein shall mean all non-returnable, non-forfeitable sums derived by, or credited to, Company or any of its affiliated or related parties from the distribution, exhibition, and other exploitation of the Picture (but not any sequel), any merchandising, publishing, soundtrack and other allied and/or ancillary rights relating thereto and any other funds received by or credited to Company or any of its affiliated or related parties from the exploitation of the Picture. Gross Receipts, if any, of the Picture shall be allocated in the following order:

   a. First, to the payment of the following:

      i. Any actual third party, out-of-pocket sales fees and sales expenses payable to the sales agents engaged to sell the Picture and other third party distribution fees and expenses (including but not limited to reasonable outside attorney fees) actually incurred and not otherwise recouped by Company relating directly to the Picture, ongoing third party, out-of-pocket accounting costs and expenses incurred by Company in connection with the processing of payments to profit participants on the Picture;

      ii. All other costs, expenses and charges actually incurred and paid by the Company (or any affiliated or related entities) in connection with the production, post-production of the Picture or any rights therein, including, but not limited to, actual, out of pocket third party delivery costs and expenses (exclusive of the budgeted delivery costs), actual, out of pocket third party reasonable festival expenses (e.g., publicist, accommodations for producers, etc.), guild royalties, residuals, the gross amount (net of any insurance proceeds in connection therewith) paid for the settlement of any claims or lawsuits, including all expenses, court costs and attorneys' fees in connection with any such claim or

litigation; but only to the extent any of the foregoing have not previously been paid or assumed by the Picture's distributor;

iii. Third party, out-of-pocket expenses incurred by Company in connection with the ongoing ownership of the Picture, including but not limited to (e.g., insurance premiums, the preservation and storage of negatives and master prints of the Picture, and copyrighting of the Picture) and maintenance and filing fees required to maintain Company in good standing; taxes and other fees; and any amounts required to be withheld by law, if any; and

iv. Any compensation or deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); market rate compensation payable to the Company or its affiliates for services rendered in connection with the production, completion and delivery of the Picture; any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; any reasonable reserve amount, as determined by Company in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months

b. Next, to the payment of any loans, plus reasonable interest thereon;

c. Next, to Financier and any additional financiers (whether such financiers participated in the Offering or through a prior or future private or other capital raise) pro rata pari passu in accordance with their respective funds provided, until all financiers, including Financier, have received one hundred percent (100%) of the Financing Amount, plus a premium of twenty percent (20%) (25% for Wefunder VIPs and the first $250K of investments) of the funds provided by such financier, if ever;

d. Next, for the payment of any actual Deferments, which deferments shall not exceed 20% of the final budget of the Picture. As used herein, "**Deferments**" shall mean arrangements for the deferral of some or all of the costs of goods and/or services in the Production Budget provided by the supplier of such goods and/or services; and

e. Finally, to Net Receipts. "**Net Receipts**," as used herein, shall mean One Hundred Percent (100%) of all Gross Receipts remaining after the payments of all amounts set forth in subparagraphs 6(a) through (d) above. Company shall receive Fifty Percent (50%) of Net Receipts ("**Company's Net Receipts**") and the other Fifty Percent (50%) of Net Receipts shall be "**Financier's Net Receipts**." Financier shall receive such percentage of Financier's Net Receipts equal to the percentage that the Financing Amount advanced to Company represents to the actual Production Budget, which may exceed the estimated Production Budget as set forth herein.

6. ACCOUNTING/AUDIT: Company will submit financial reports, and accompanying payments, if any, to any Financier who has invested at least $75,000 (a "**Major Financier**") within thirty (30) days after the end of each quarterly period for the first two (2) years after the initial public commercial exhibition or commercial broadcast of the Picture at the end of each annual period thereafter; provided, however, that no financing reports need be rendered for any period in which no Gross Receipts are received by Company. A Major Financier shall have the right to audit

Company's books and records upon reasonable notice, no more than once per annum, at such Major Financier's sole cost and expense.

7. ASSIGNMENT: Financier agrees that Company may assign this Agreement at any time to any person or entity, provided, however, that if this Agreement is assigned to a person or entity other than a bona fide major or mini-major studio or similarly financially responsible distributor or financier, and such person or entity assumes all of Company's obligations in writing, Company shall remain liable to Financier. The Financier agrees that the Financier may not and will not assign or delegate all or any of its rights or obligations under this Agreement. without the prior written consent of Company.

8. FINANCIER'S REPRESENTATIONS AND WARRANTIES: Financier represents and warrants the following:
    a. The Financier understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Offering Statement, and in this Agreement. The Financier can bear the economic risk of this investment and can afford a complete loss thereof; the Financier has sufficient liquid assets to pay the full amount of Financier Funds; and the Financier has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Financier's investment of the Financier Funds. **Financier acknowledges the following: (i) there can be no assurance that any additional funds will be obtained; (ii) there can be no assurance that the Picture will be completed or that if completed that the Picture will be released or distributed; (iii) there can be no assurance that the Picture will generate any revenues (including without limitation Gross Receipts) or that any such revenues will be sufficient to return to Financier all or any part of the Financing Amount; (iv) investments in the motion Picture industry involve a high degree of risk; and (v) all other risks of investment set forth in the Company's Offering Statement, a copy of which has been made available to the Financier.**
    b. The Financier acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Financier by Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of advancement by the Financier of the Financing Amount.
    c. Including the amount set forth on the signature page hereto, in the past 12-month period, the Financier has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.
    d. The Financier has received and reviewed a copy of the Offering Statement. With respect to information provided by the Company, the Financier has relied solely on the information contained in the Offering Statement to make the decision to purchase the Securities.
    e. The Financier confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Statement or otherwise by the Company, the Portal or any of

their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Financier in deciding to invest in the Securities. The Financier acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Financier's authority or suitability to invest in the Securities.

f. The Financier is familiar with the business and financial condition and operations of the Company, all as generally described in the Offering Statement. The Financier has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

g. The Financier understands that, unless the Financier notifies the Company in writing to the contrary at or before the closing of the Offering of the Securities, each of the Financier's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the closing, taking into account all information received by the Financier.

h. The Financier acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering of Securities at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid Financing Amount, without interest thereon, to the Financier.

i. The Financier understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

j. The Financier has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

k. The Financier confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an of investment in the Securities or (ii) made any representation to the Financier regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Financier is not relying on the advice or recommendations of the Company and the Financier has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Financier.

l. The Financier has such knowledge, skill and experience in business, financial and investment matters that the Financier is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Financier's own professional advisors, to the extent that the Financier has deemed appropriate, the Financier has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Agreement. The Financier has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Financier is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

m. The Financier is acquiring the Securities solely for the Financier's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Financier understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Financier and of the other representations made by the Financier in this Agreement. The Financier understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.
n. The Financier understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Financier may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Financier understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Financier understands that the Financier must bear the economic risks of the investment in the Securities for an indefinite period of time.
o. The Financier agrees that the Financier will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

9. COMPANY'S REPRESENTATIONS AND WARRANTIES: The Financier understands that upon execution by the Company of this Agreement, the Company will be deemed to have made following representations and warranties to the Financier as of the date of such execution:
    a. The Company has been duly formed under the laws of the State of Texas and, has all requisite legal and limited liability power and authority to conduct its business as currently being conducted and to issue and sell the Securities to the Financier pursuant to this Agreement.
    b. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.
    c. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Company's articles of organization or operating agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any

statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

10. INDEMNIFICATION: The Financier agrees to indemnify and hold harmless the Company and its managers, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the Financier's failure, or alleged failure, to fulfill any of the terms and conditions of this Agreement or by reason of the Financier's breach of any of the Financier's representations and warranties contained herein.

11. REMEDIES: In the event of breach of this Agreement by Company, Financier's remedy shall be limited to an action for damages in accordance with Section 13 hereof, if any. In no event shall Financier have the right to terminate or rescind this Agreement or in any way to enjoin or interfere with the development, production, marketing, distribution or exploitation of the Picture.

12. <u>HIGH RISK INVESTMENT.</u> **THE FINANCIER UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK. The Financier acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Financier are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Financier has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.**

13. ARBITRATION: All disputes arising out of this Agreement, if not resolved through mutual discussions between the parties hereto, shall be submitted to arbitration in accordance with the applicable rules of the Independent Film and Television Alliance before a single arbitrator in Galveston County, Texas. The prevailing party shall be entitled to reasonable attorneys' fees and costs. The arbitrator's award shall be final, and judgment may be entered upon it by any court having jurisdiction thereof.

14. NOTICES: All notices under this Agreement shall be in writing addressed to the addresses provided to Wefunder, or at such other address as either party may designate from time to time by written notice to the other. All notices shall be served by facsimile and one of the following: electronic mail, recognized courier services such as Federal Express or DHL, or hand delivery addressed as specified above. The date of receipt by facsimile, electronic mail, or courier, as the case may be, shall be the date of service of notice.

15. COMPLETE AGREEMENT: This Agreement is complete and embraces the entire understanding between the parties. All prior understandings in connection with the subject matter herein contained, either oral or written, are null and void unless expressly set forth herein. No alteration, modification, or waiver, in whole or in part, of any provision of this Agreement shall be of any effect unless set forth in writing and signed by both parties hereto. A waiver by either party of any breach or default by the other party shall not be construed as a waiver of the same or any other breach or default by such party.

16. COUNTERPARTS: This Agreement may be signed in counterparts, and scanned or facsimile copies shall be deemed originals for all purposes.

17. SEVERABILITY: If any provision of this Agreement shall be held void, voidable, invalid, or inoperative, no other provision of this Agreement shall be consequently affected, and accordingly, the remaining provisions of this Agreement shall remain in full force and effect, as though such void, voidable, invalid, or inoperative provision had not been contained herein.

18. ELECTRONIC EXECUTION AND DELIVERY. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

(Signature page follows)

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Financing Amount: $[AMOUNT]

COMPANY:

From the Playbook of Johnny LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

FINANCIER:

[ENTITY NAME]

Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Financier is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited